Mail Stop 3561

August 22, 2007

Melissa Loiselle
Vice President
Wells Fargo Bank, N.A.
MASTR Asset Backed Securities Trust 2006-FRE2
7080 Samuel Morse Drive
Columbia, Maryland 21046

Re: MASTR Asset Backed Securities Trust 2006-FRE2
   Form 10-K for the fiscal year ended December 31, 2006
   Filed April 2, 2007
   File No. 333-130373-03

Dear Ms. Loiselle,

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 1115(b) Certain Derivatives Instruments

1. Please revise the response to this item to indicate that the significance percentage for the interest rate swap is less than 10%. The answer "None" seems to indicate that there are no derivative instruments.

Item 1119 Affiliations and Certain Relationships and Related Transactions

2. Please revise the response to this item to indicate that this information has been previously provided in a 424 prospectus. The answer "None" seems to indicate that there are no affiliations or related transactions.

Item 1122 Compliance with Applicable Servicing Criteria

3. We note that the servicer assessments of Wells Fargo filed as Exhibits 33(c), (d) and (e), and the related attestation reports identify material instances of noncompliance during the year ended December 31, 2006. Please revise to provide more detail regarding what information was omitted, whether you have corrected, and whether the cause for noncompliance has been corrected. If the instances of noncompliance do not relate to any activities performed or required to be performed by any of parties in connection with the issuing entity, please revise to disclose that.

Signatures

4. We note that the servicer has elected to sign the Form 10-K on behalf of the issuing entity. Accordingly, please revise the signature block of your Form 10-K to clearly indicate that Melissa Loiselle is the senior officer in charge of the servicing function of the master servicer. See General Instruction J(3) to Form 10-K. Additionally, please make corresponding changes to your Section 302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K

Exhibits

5. The exhibits, as currently filed, are attached to Form 10-K. This is also true for each of the Form 10-Ds. Please separately file the exhibits on EDGAR with a proper tag for each respective exhibit.

Exhibit 31.1 – Section 302 Certification

6. Please revise your certification to include the exact language set forth in Item 601(b)(31)(ii) of Regulation S-K. In this regard, please revise the last statement in paragraph 4 to state that the servicers have fulfilled their obligations under the servicing agreements "in all material respects." Also, if true, please add the last paragraph identifying the unaffiliated parties that have provided you with information that you have reasonably relied upon.

Reports on Assessment of Compliance with Servicing Criteria

Exhibit 33(a) – Regulus Group LLC

7. We note that Regulus is providing the assessment compliance statement on behalf of its subsidiaries as well as itself by taking responsibility for its wholly-owned subsidiaries. Please revise to name the subsidiaries or advise.

<u>Exhibit 33(c) – Wells Fargo Bank, N.A., as Servicer</u>

8. We could not locate Exhibit D that you reference in paragraph 2. Please file.

<u>Exhibit 33(f) – ZC Sterling Insurance Agency, Inc.</u>

9. The assessment report indicates that ZCSIA used the servicing criteria communicated to it by the servicer to assess compliance with the applicable servicing criteria. Please explain to us how this complies with Item 1122(a)(2) of Regulation AB, which requires that the party use the criteria in Item 1122(d) to assess compliance with the applicable servicing criteria or revise.

<u>Servicing Compliance Statements</u>

<u>Exhibit 35(a) – Wells Fargo Bank, N.A., as Servicer</u>

10. We note that the report on assessment of compliance with servicing criteria filed by Wells Fargo Home Mortgage filed as Exhibit 33(c) identifies two material instances of noncompliance. However, only one of the two instances of material noncompliance is listed in the servicing compliance statement. Please explain to us why only one instance of material noncompliance is listed, given the two material instances of noncompliance identified, or revise your filing accordingly.

<u>Exhibits 35(b) and 35(c) – Wells Fargo, N.A. as Master Servicer and Trust Administrator</u>

11. Scott Strack and Gordon Johnson do not clearly state whether Wells Fargo has fulfilled all of its obligations under the relevant agreements or whether there has been a failure to fulfill any obligation in any material respect. Refer to Item 1123(b) of Regulation AB. Please revise. If you revise the servicer compliance statements to represent that Wells Fargo has fulfilled all of its obligations under the relevant agreement, please explain to us why you reached such conclusion given that you have identified reporting errors in Schedule A.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Julie Bell at (202) 551-3574 or Rolaine Bancroft at (202) 551-3313 with any questions.

Sincerely,

Max A. Webb
Assistant Director